TolerRx, Inc.
300 Technology Square, 4th Floor
Cambridge, MA 02139

July 26, 2004

VIA EDGAR

Ms. Song P. Brandon
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

  Re: TolerRx, Inc. Form S-1 (File No. 333-108244)

Dear Ms. Brandon:

        The undersigned, as Chief Financial Officer of TolerRx, Inc. (the "Company"), hereby informs the Securities and Exchange Commission that the Company has determined, due to market conditions, not to proceed with the offering of shares of common stock as contemplated in its Registration Statement on Form S-1 (File No. 333-108244) (the "Registration Statement"). Therefore, the Company hereby requests, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, that the Securities and Exchange Commission consent to the withdrawal of the Registration Statement, together with all amendments and exhibits thereto. This letter will serve to confirm on behalf of the Company that no shares of common stock of the Company have been or will be issued or sold under the Registration Statement.

        If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (617) 452-1332, Julio E. Vega, Esq. at (617) 951-8901 or Meerie M. Joung, Esq. at (617) 951-8840.

Sincerely,
/s/ DOUGLAS E. ONSI Douglas E. Onsi Chief Financial Officer, Treasurer and Secretary